FILE NO. 82-34745

ATCO GROUP

News Release

06013841

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 - 11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

SUPPL

ATCO Ltd. Declares Quarterly Dividend

CALGARY, May 11, 2006 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
Class I Non-Voting	ACO.NV.X	$0.205	13-Sep	30-Sep
Class II Voting	ACO.Y	$0.205	13-Sep	30-Sep

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

dlw 5/31

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.NV.X	.205	Cdn	05/11/2006	09/13/2006	09/30/2006
ACO.Y	.205	Cdn	05/11/2006	09/13/2006	09/30/2006

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	4032927909
Email:	leslie.lawson@atco.com
Submission Date:	05/11/2006 18:02:04
Last Updated:	05/11/2006 18:02:04